Exhibit 99.1

BUUU Group Limited Announces 10-for-1 Forward Share Split

SINGAPORE, October 16, 2026 /PRNewswire/ -- BUUU Group Limited (Nasdaq: BUUU) (“BUUU” or the “Company”) today announced that its board of directors has approved a ten-for-one (10-for-1) forward split of the Company’s ordinary shares, to be effected by subdividing each of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares into ten shares of the same class (the “Share Subdivision”). The Share Subdivision is intended to make the Company’s Class A ordinary shares more accessible to a broader base of investors and to enhance their trading liquidity. Subject to processing by Nasdaq, the Class A ordinary shares are expected to begin trading on a split-adjusted basis on the Nasdaq Capital Market at market open on October 26, 2026, under the Company’s existing symbol “BUUU.”

The Share Subdivision follows BUUU’s completion on September 15, 2026 of its acquisition of a 60% equity interest in Brightray Science Inc., through which the Company has established industrialized AI data center delivery as its core growth business.

Details of the Share Subdivision

Key date. The Class A ordinary shares are expected to begin trading on a split-adjusted basis on the Nasdaq Capital Market at market open on October 26, 2026.

Ratio and mechanics. As a result of the Share Subdivision, each issued Class A ordinary share and each issued Class B ordinary share will be automatically subdivided into ten shares of the same class. As a result, each shareholder will hold ten shares of the relevant class for every share held immediately before the Share Subdivision (equivalent to nine additional shares for each share held). The Class A ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “BUUU.” The new CUSIP number of the Class A ordinary shares following the Share Subdivision will be G1739L110.

Authorized and outstanding shares. In connection with the Share Subdivision, the maximum number of shares the Company is authorized to issue will increase proportionately from 500,000,000 shares of no par value, divided into 250,000,000 Class A ordinary shares and 250,000,000 Class B ordinary shares, to 5,000,000,000 shares of no par value, divided into 2,500,000,000 Class A ordinary shares and 2,500,000,000 Class B ordinary shares.

Rights and ownership unchanged. The rights and restrictions attaching to each class of shares will remain unchanged, including the voting rights of one vote per Class A ordinary share and twenty votes per Class B ordinary share, and all shares of each class resulting from the Share Subdivision will rank pari passu in all respects with each other. The Share Subdivision will not change any shareholder’s percentage ownership interest or voting power in the Company. No fractional shares will result from the Share Subdivision.

No action required unless you hold physical certificates. No action is required by shareholders. Shareholders who hold Class A ordinary shares through a bank, broker or other nominee will have their positions automatically adjusted to reflect the Share Subdivision, subject to their nominee’s particular processes. The Company’s transfer agent, VStock Transfer, LLC (“VStock”), will update the holdings of registered shareholders in book-entry form. Registered shareholders holding share certificates will be asked to deliver a letter of transmittal to VStock to surrender their certificates to VStock in exchange for the right to receive post-Share Subdivision ordinary shares in electronic, book-entry form.

Outstanding securities. Proportionate adjustments will be made, to the extent provided by their respective terms, to the number of Class A ordinary shares issuable upon the exercise, conversion or settlement of, and to the exercise price or other per-share terms of, the Company’s outstanding warrants and other securities exercisable for, convertible into or settleable in Class A ordinary shares.

Approval. The Share Subdivision was approved by the Company’s board of directors on September 28, 2026.

The Company will furnish a copy of this press release to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K.

About BUUU Group Limited

BUUU Group Limited (Nasdaq: BUUU) has established industrialized AI data center delivery as its core growth business, operated through Brightray Science Inc., in which BUUU acquired a controlling interest in September 2026. BUUU also provides meetings, incentives, conferences and exhibitions (MICE) solutions, including event management and stage production, for public institutions, agencies, real estate companies and established brands.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and similar expressions. Forward-looking statements include statements regarding the expected timing and effectiveness of the Share Subdivision, including the date on which the Class A ordinary shares are expected to begin trading on a split-adjusted basis; the intended effects of the Share Subdivision, including on the accessibility and trading liquidity of the Class A ordinary shares; and the Company’s business strategy and prospects. Such statements are based on current expectations and assumptions and involve risks and uncertainties, many of which are beyond the control of BUUU, that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to: delays in, or the failure to complete, the steps required to implement the Share Subdivision, including registration of the amendment to the Company’s memorandum and articles of association in the British Virgin Islands and processing by Nasdaq, The Depository Trust Company, the Company’s transfer agent and brokers; the possibility that the Share Subdivision does not achieve its intended effects, including any improvement in trading liquidity or broadening of the Company’s investor base; the market price and trading volume of the Class A ordinary shares following the Share Subdivision, which may not adjust proportionately to the Share Subdivision, and the possibility of increased volatility; the effect of a lower per-share trading price on the Company’s continued compliance with Nasdaq listing requirements, including the minimum bid price requirement; the integration of Brightray into BUUU; competition in the data center industry; demand for AI computing infrastructure; changes in laws and regulations affecting the data center and AI computing industries, including trade and export control measures; and other risks described in BUUU’s filings with the SEC, including its most recent annual report on Form 20-F. Forward-looking statements speak only as of the date of this press release, and BUUU undertakes no obligation to update any forward-looking statement, except as required by applicable law.

Investor and Media Contact

BUUU Group Limited

Email: ir@buuugroup.com